TAKUNG ART CO., LTD

Flat/RM 03-04 20/F Hutchison House

10 Harcourt Road, Central, Hong Kong

February 10, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mara L. Ransom (Assistants Director, Office of Consumer Products)

Charlie Guidry (Staff Attorney)

Re:	Takung Art Co., Ltd.

Registration Statement on Form S-1

Filed November 25, 2015

File No. 333-208209

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 31, 2015

File No. 333-176329

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, TAKUNG ART CO, LTD (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 am, Eastern Time, on February 12, 2016, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TAKUNG ART CO., LTD

By:	/s/ Di Xiao
Name:	Di Xiao
Title:	Chief Executive Officer